

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 21, 2022

Rahul Ghai
Chief Financial Officer
Otis Worldwide Corp
One Carrier Place
Farmington, Connecticut 06032

      Re: Otis Worldwide Corp
           Form 10-K for the Fiscal Year Ended December 31, 2021
           Filed February 4, 2022
           Form 10-Q for the Quarterly Period Ended March 31, 2022
           Filed April 27, 2022
           File No. 001-39221

Dear Mr. Ghai:

      We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                        Sincerely,

                        Division of Corporation Finance
                        Office of Manufacturing